Exhibit 99.8

NICE Revolutionizes Digital Smart Self-Service with the Launch of CXone Expert
Following the Acquisition of MindTouch

CXone Expert is the industry’s first digitally fluent self-service solution combining data, AI and knowledge management, turning bots into smart digital agents

HOBOKEN, N.J., April 20, 2021 – NICE (Nasdaq: NICE) today announced the launch of CXone Expert, following the acquisition of MindTouch Inc., a San Diego-based leader in cloud-based knowledge management software for customer experience. CXone Expert is a comprehensive artificial intelligence (AI)-powered knowledge management solution that reduces friction by projecting personalized content to customers seeking self-service while injecting crucial insights throughout the customer journey. CXone Expert eliminates the frustration with today’s self-service experience by infusing AI and data, turning bots into smart AI-based agents.

When communicating with customer service organizations, today’s consumers expect choice and flexibility similar to what they enjoy with friends and family. CXone Expert brings effortless self-service experiences through the digital channels customers turn to first, from mobile applications and search engines to chatbots and websites by surfacing the right content when, where and how they want it. The solution provides a seamless experience all the way to human assistance by giving agents the full context and power to see the customer’s journey and create an intelligent, constructive conversation.

“We face a new breed of next-generation consumers who live in a digital world,” said Paul Jarman, NICE CXone CEO. “They want smart self-service, and they would like to get things done digitally on their own if they can. With CXone Expert, we are helping companies apply smart self-service best practices using AI technology to meet consumer demand for faster, more convenient experiences.”

According to the 2020 NICE CXone Customer Experience (CX) Transformation Benchmark, Consumer Wave, 8 in 10 consumers are more willing to do business with companies that offer self-service options, yet only 61 percent agree that companies are offering easy, convenient self-service. When rating self-service channels, only one-third of consumers are highly satisfied. Moreover, half of consumers who start with self-service report they are transferred to a live agent. Two-thirds of those who are transferred say they need to repeat the information they previously provided in the self-service channel. CXone Expert helps close that gap by showing agents what customers have searched for and seen prior to submitting a case, offering a truly seamless omnichannel experience.

CXone takes a holistic approach to improving both agent and customer experiences, helping organizations of all sizes modernize and remain agile and resilient in today’s increasingly digital landscape. CXone provides the most comprehensive digital-first omnichannel offering in the Contact Center as a Service market, as the first and only platform unifying best-in-class omnichannel routing, analytics, workforce optimization, automation, and artificial intelligence on an open cloud foundation.

About NICE

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.